Exhibit 99.1

NewsRelease

TC Energy declares quarterly dividends

CALGARY, Alberta - August 1, 2019 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that the Board of Directors (Board) of TC Energy declared a quarterly dividend of $0.75 per common share for the quarter ending September 30, 2019, on the Company’s outstanding common shares. The common share dividend is payable on October 31, 2019 to shareholders of record at the close of business on September 30, 2019.

The Board also declared quarterly dividends on the outstanding Cumulative First Preferred Shares as follows:

•	For the period up to but excluding September 30, 2019, payable on September 30, 2019, to shareholders of record at the close of business on September 3, 2019:

◦	Series 1 - $0.204125 per share

◦	Series 2 - $0.23223151 per share

◦	Series 3 - $0.1345 per share

◦	Series 4 - $0.19102603 per share

•	For the period up to but excluding October 30, 2019, payable on October 30, 2019, to shareholders of record at the close of business on September 30, 2019:

◦	Series 5 - $0.14143750 per share

◦	Series 6 - $0.20170685 per share

◦	Series 7 - $0.243938 per share

◦	Series 9 - $0.265625 per share

•	For the period up to but excluding August 30, 2019, payable on August 30, 2019, to shareholders of record at the close of business on August 15, 2019:

◦	Series 11 - $0.2375 per share

◦	Series 13 - $0.34375 per share

◦	Series 15 - $0.30625 per share

These dividends are designated by TC Energy to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents.

The Board also approved the issuance of common shares from treasury at a two per cent discount under TC Energy’s Dividend Reinvestment Plan (DRP). Under the DRP, investors holding TC Energy common or preferred shares can receive common shares instead of cash dividend payments. For further details, including how to enroll in the program, please refer to TCEnergy.com/Dividends.

TC Energy and its affiliates deliver the energy millions of people rely on every day to power their lives and fuel industry. We are not only focused on what we do, but how we do it - guided by core values of safety, responsibility, collaboration and integrity, our more than 7,000 people are committed to sustainably developing and operating pipeline, power generation and energy storage facilities across Canada, the United States and Mexico. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. Visit TCEnergy.com and connect with us on social media to learn more.

FORWARD-LOOKING INFORMATION

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated July 31, 2019 and the 2018 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Jaimie Harding / Warren Beddow
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522